Exhibit 28(h)(2)

SELECTED DAILY GOVERNMENT FUND

AGREEMENT

MANAGEMENT FEE WAIVER

AND

EXPENSE REIMBURSEMENT

THIS AGREEMENT is made this 31st day of December 2011, between Selected Capital Preservation Trust, an Ohio Business Trust (“SCPT”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).

RECITALS:

WHEREAS, SCPT is a registered open-end management investment company offering one authorized series, Selected Daily Government Fund (“SDGF”), with two authorized classes of shares (Class S and Class D shares) to the public; and

WHEREAS, DSA serves as the investment adviser for SCPT; and

WHEREAS, both SCPT and DSA agree that, in the current economic conditions, it is desirable to reduce management fees and/or reimburse operating expenses to the extent provided below; and

WHEREAS, SCPT and DSA have agreed to amend and restate the Selected Daily Government Fund Management Fee and Expense Reimbursement Agreement dated December 31, 2009 to allow DSA the potential to recover operating expense reimbursements,

NOW, THEREFORE, the parties hereby agree as follows:

1.	Reduction in SDGF Expenses. DSA agrees to waive some or all of its management fees and to reimburse other SDGF operating expenses such that SDGF’s net investment income will not be less than zero for either Class S or Class D shares.

2.	Potential Recovery DSA may recoup from the Fund any of the operating expenses it has reimbursed (but not any of the management fees which it has waived) until the end of the third calendar year after the end of the calendar year in which such reimbursement occurs. Any potential recovery is limited to an amount such that (i) SDGF’s net investment income will not be less than zero for any class of shares; and (ii) may not exceed 0.30 percent of net assets (thirty basis points) in any calendar year. The operating expenses which may potentially be reimbursed shall not begin to accrue until July 1, 2012.

3.	Duration of Agreement. This Agreement shall be effective for an initial period beginning on May 1, 2012 and ending on May 1, 2013. This Agreement shall automatically renew for additional twelve month periods if not terminated, in writing, by either party before May 1st of each year.

4.	Termination of Prior Agreement This Agreement supersedes and replaces the agreement dated December 31, 2009 also entitled “Selected Daily Government Fund Agreement Management Fee Waivers and Expense Reimbursement”

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

Selected Capital Preservation Trust

By:
Thomas Tays
Vice President

Davis Selected Advisers, L.P.

By Davis Investments, LLC (General Partner)

By:
Kenneth Eich
Chief Operating Officer